AMERICAN COMMUNITY BANCORP


BANK of EVANSVILLE
EXIT ONLY


05048249





2004 Annual Report

American Community Bancorp Board of Directors



Daniel B. Aiken
President
Aiken Group, LTD



Danny J. Bateman
President
ARC Construction



Marc D. Fine
Partner
Rudolph, Fine, Porter & Johnson, LLP



Paul S. Mayer
President & Owner
Paul's Pharmacy



Dr. Barney R. Maynard
Vice Chairman
American Community Bancorp
Partner
Urological Associates, Inc.



Gene F. Pfeiffer
Owner
Pfeico, Inc.



Chris A. Ramsey
President
Ramsey Development Corp.



Rick Richardson
President
Sky Cylinder Testing, Inc.



Ronald D. Romain
Chief Executive Officer
United Companies



Peter A. Sabella
Retired CPA



Mark A. Schroeder
President & Chief Executive Officer
German American Bancorp



Jack A. Strassweg
Chairman
American Community Bancorp
President
Basden's American RV



Michael S. Sutton
President & Chief Executive Officer
American Community Bancorp



Dr. Terry W. Talley
Owner
Talley Eye Care Associates



Albert J. Umbach, Jr.
Chairman
Bank of Evansville
President of Union American Equity Corporation

Table of Contents


RECEIVED
2005
SECTION

Dear Fellow Shareholder:

I am pleased to present and discuss your Company's performance for 2004. It was a year of significant accomplishment, with record earnings and continued growth of key components on our balance sheet. Last year, you approved the formation of a holding company. American Community Bancorp, Inc. was the name selected by your Board. This entity was formed to allow us the greatest flexibility as we continue to search for ways to enhance shareholder value – our constant goal.

As you review our financial report card, let me summarize what I believe to be some key highlights for this past year:

- Net income increased by 171 percent
- Earnings per share increase of 136 percent
- Asset growth of 29 percent
- Loan portfolio increase of 39 percent
- Deposit growth of 30 percent
- Allowance for loan losses at 1.54 percent

These key indicators contributed to a 25 percent increase in the price of your stock during 2004. We are very proud of these results. I hope you share in the enthusiasm felt by all constituent groups of the Company.

While we were pleased with the financial performance for 2004, all of us believe the best is yet to come. Why do I say this? Let me suggest the following:

- Our market share approximates 5 percent. Obviously, there is considerable upside potential.
- Our local economy is well diversified and vibrant by most key indicators.
- Market acceptance of niche products such as courier banking increased dramatically throughout the year.
- Credit quality is sound.
- Our balance sheet is asset sensitive which, under today's rate environment, should contribute to our earnings momentum.
- Most importantly, the staff of your Company has no peers! Our experienced professionals are committed to providing the best in service any financial institution has to offer.

A fundamental value of your Company is to maintain asset quality. I know of no single item that can impact bank performance more than that of loan quality problems. In our first three and one-half years, we have experienced only $13,000 in losses. At this time, we have no non-performing loans, and our only thirty day past due loan is in the process of collection from the Small Business Administration. Our lenders and credit administration personnel are all experienced, local bankers. We value your investment and are committed to protecting that investment with superior credit quality standards.

Continued on next page

This past year, two of our organizers retired from the Board – Guy Neil Ramsey and Thomas L. Austerman. Both of these individuals made significant contributions to your Company in their capacities – Guy Neil as a founding director and Tom as our first President and Chief Executive Officer and a founding director. Their experience and wise counsel will be missed. We wish both the very best.

I am pleased to report that two independent directors joined our Board this past year – Chris Ramsey and Mark Schroeder. Both of these gentlemen have banking experience which will add insight and guidance to your Board of Directors.

In closing, let me thank you for the confidence you have displayed by your investment in American Community Bancorp. Please consider becoming a client of the Bank of Evansville, if you are not already, and experience your investment firsthand. We look forward to visiting with you at our Annual Shareholders' Meeting on Tuesday, April 26, 2005, at the Evansville Country Club. The meeting will start at 6:00 p.m. with a reception to follow. Please do not hesitate to bring any guests who you think would like to learn more about American Community Bancorp and our banking philosophy.

Sincerely,



Michael S. Sutton
President and Chief Executive Officer

Management Team


BANK of EVANSVILLE

Stephen C. Byelick, Jr., Chief Fiancial Officer and Secretary; Michael S. Sutton, President and Chief Executive Officer; Steven L. Walker; Senior Vice President; Linda S. Newman, Cashier, Branch Administrator; John T. Lamb, Executive Vice President, Chief Lending Officer

Mission Statement

The mission of the Bank of Evansville is to deliver consistently superior value by providing excellent financial services for our clients, a challenging and rewarding work environment for our professionals, long-term high performance returns for our investors and being a positive influence for our community. In everything we do, we must maintain integrity and responsiveness as our cornerstones.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

The statements contained in this report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those anticipated by management. Actual results may differ materially from those included in forward-looking statements. These forward-looking statements involve risks and uncertainties, including, but not limited to, the following:

- the Company's limited operating history;
- the effect of extensive banking regulation on the ability to grow and compete;
- the effects of changes in federal economic and monetary policies on the ability to attract deposits, make loans and achieve satisfactory interest rate spreads;
- the Company's dependence on key management personnel;
- the Company's dependence on a favorable local economic environment in its service environment;
- the Company's dependence on net interest spread for profitability;
- the Company's ability to implement developments in technology to be competitive;
- the credit risks of lending activities;
- changes in management's estimate of the adequacy of the allowance for loan losses; and
- the effect of changes in accounting principles, policies or guidelines.

Readers are also directed to other risks and uncertainties discussed in other documents filed by the Bank of Evansville, N. A. as the predecessor of the Company with the Securities Division of the Office of the Comptroller of the Currency ("OCC") including the Annual Report on Form 10-KSB for the year ended December 31, 2003 filed with the OCC on March 30, 2004 and the Registration Statement on Form S-3 filed with the OCC on January 30, 2003. The Company undertakes no obligation to update or revise any forward-looking statements as a result of new information, future developments or otherwise.

Introduction

On September 14, 2004, the Agreement and Plan of Reorganization (the "Reorganization Agreement") between American Community Bancorp, Inc. (the "Company"), Bank of Evansville, N.A. (the "National Bank"), and Interim Bank of Evansville (the "Interim Bank"), dated June 2, 2004, and approved at the Special Meeting of Shareholders of the National Bank held on July 27, 2004, became effective. Pursuant to the Reorganization Agreement, the National Bank was merged with and into the Interim Bank, and each outstanding share of common stock, $5.00 par value per share, of the National Bank was converted into one share of common stock, no par value, of the Company (the "Reorganization"). As a result of the Reorganization, the Interim Bank has become a wholly-owned subsidiary of the Company. Additionally, pursuant to the Reorganization Agreement, the name of Interim Bank has been changed to Bank of Evansville.

Bank of Evansville is a state chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation and is a member of the Federal Reserve System. The Bank provides a full range of commercial and consumer banking services from two offices in Vanderburgh County, Indiana, for customers located primarily in Vanderburgh, Gibson, Posey and Warrick Counties, Indiana. This area includes Evansville and its surrounding communities.

The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results of the Company and its bank subsidiary, Bank of Evansville (collectively with its predecessor, Bank of Evansville, N.A. the "Bank"), during the years ended December 31, 2004, 2003 and 2002.

Selected Financial Data

	Years ended December 31,		
	2004	2003	2002
Results of Operations			
Net interest income	**$ 4,697,681**	$ 3,044,011	$ 2,514,569
Other income	**843,066**	625,688	264,409
Total revenues	**5,540,747**	3,669,699	2,778,978
Provision for loan losses	**630,679**	351,500	407,500
Other expense	**4,091,645**	3,016,505	2,252,969
Income taxes	**-**	-	-
Net income	**$ 818,423**	$ 301,694	$ 118,509
Basic earnings per share	**$ 0.54**	$ 0.22	$ 0.10
Diluted earnings per share	**$ 0.52**	$ 0.22	$ 0.10
Average Balance Sheet Data			
Total assets	**$ 147,797,243**	$ 109,217,623	$ 79,348,823
Loans	**119,091,442**	87,023,339	64,997,616
Deposits	**133,516,375**	96,892,688	64,874,434
Shareholders equity	**13,827,476**	11,795,254	9,247,105
Performance Ratios			
Return on average assets	**0.55%**	0.28%	0.15%
Return on average equity	**5.92%**	2.56%	1.28%
Equity to assets (at year end)	**9.02%**	10.22%	9.72%
Net charge offs to average loans	**0.01%**	-	-
Impaired loans	**289,382**	163,670	199,389
Allowance for loan losses to total loans (at year end)	**1.54%**	1.51%	1.51%

Application of Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices followed within the banking industry. The application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; as this information changes, the financial statements could reflect different estimates, assumptions, and judgments.

The most significant accounting policies followed by the Company are presented in Note 1 to the financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.

Of these significant policies, management believes the allowance for loan losses policy is a critical accounting policy that requires the most significant estimates and assumptions used in the preparation of the financial statements. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The use of different estimates or assumptions could produce a different provision for loan losses. Refer to the discussion of the allowance for loan losses set forth below and Note 1 to the financial statements for a description of management's estimation process and methodology relating to the allowance for loan losses.

Financial Condition

Total assets grew to $165,634,102 at December 31, 2004, an increase of 28.5% from the prior year-end total of $128,952,753. The growth in assets was primarily due to increases in loans funded by growth of NOW, money market and time deposit accounts. Total deposits grew by $34,240,397 in 2004 and by $28,369,815 in 2003.

Cash and cash equivalents were $8,230,926 at December 31, 2004 compared to $10,007,161 at December 31, 2003. Cash and cash equivalents at December 31, 2004 include reserve balances the Bank is required to maintain in the form of cash on hand or non-interest bearing balances with the Federal Reserve Bank, which are unavailable for investment purposes. The reserve balance at December 31, 2004 and 2003 was $1,353,000 and $1,172,000, respectively.

Securities available for sale were $13,602,753 at December 31, 2004 and $14,685,496 at December 31, 2003, reflecting a reduction of $1,082,743 or 7.4%. These funds were redeployed to the loan portfolio. It is the policy of the Bank to maintain liquid assets consisting of securities available for sale, federal funds sold and short-term certificates of deposit with other banks, at a level equal to at least 10% of total assets. Therefore, as total assets increase the Bank's policy requires that liquidity be increased proportionately. Securities available for sale may also be used to provide collateral for repurchase agreements and Federal Home Loan Bank advances.

Gross loans increased $38,721,229 during 2004 from the previous year. The following table indicates the composition of loans on a percentage basis in the Bank's loan portfolio by loan type at December 31, 2004 and 2003:

	December 31,			
	2004		2003	
	Amount	Percent	Amount	Percent
Real estate	**$ 8,542,368**	**6.2%**	$ 9,103,307	9.2%
Commercial	**39,160,512**	**28.4%**	32,045,184	32.4%
Commercial real estate	**76,425,494**	**55.5%**	48,948,919	49.5%
Consumer	**817,208**	**0.6%**	930,292	0.9%
Home equity	**12,662,756**	**9.2%**	7,928,465	8.0%
Other	**86,994**	**0.1%**	17,936	0.0%
	$ 137,695,332	**100.0%**	$ 98,974,103	100.0%

Commercial and commercial real estate loans represented 83.9% and 81.9% of the Bank's gross loans at December 31, 2004 and 2003, respectively. This distribution of loans is reflective of the Bank's focus on owner-operated and mid-sized businesses and professionals in its market area. Home equity loans, the second largest category of loans, represented 9.2% and 8.0% of gross loans at December 31, 2004 and 2003, respectively. The majority of the residential real estate loans originated by the Bank are sold on the secondary market. Real estate loans originated for sale were approximately $25,992,002 in 2004 and $28,976,700 in 2003. Historically low rates continue to fuel refinancing activity and attract first time home buyers.

The Bank utilizes an internal asset classification system as a means of reporting problem and potential problem loans. Management reports, on a monthly basis, to the Risk Management Committee of the Board of Directors, loan totals by risk rating. "Watch List" loans are loans classified as "Special Mention," "Substandard," "Doubtful," or "Loss," which are potential problem loans. An asset is classified as Substandard if it is inadequately protected by the current net worth and of the collateral pledges, if any, or paying capacity of the obligor. Substandard assets include those characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies inherent in the credit are not corrected. Assets classified as Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weakness present makes collection or liquidation in full, on the basis of current existing facts, conditions and values, highly questionable and improbable. Loans classified as Loss are those considered uncollectible. Loans classified as Loss are generally charged-off at the time the classification of Loss is determined or shortly thereafter. Assets that do not currently expose the Bank to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses that may or may not be within the control of the customer are deemed to be Special Mention.

Potential problem loans that do not meet the definition of a non-performing loan, but where known information about possible credit problems of the borrowers causes management to have serious doubts as to the ability of such borrower to comply with the present repayment terms are monitored closely by management and reported upon to the Risk Management Committee. The aggregate amount of potential problem loans as of December 31, 2004, and 2003, was $1,026,420 and $1,766,056, respectively.

The allowance for loan losses at December 31, 2004 was $2,116,000, compared to $1,498,500 at December 31, 2003, which represents approximately 1.54% and 1.51% of gross loans at December 31, 2004 and 2003, respectively. In each accounting period the allowance for loan losses is adjusted by management to an amount management believes is necessary to maintain the allowance at adequate levels for known and probable losses. Management's evaluation of the allowance is based on consideration of actual loss experience, the present and prospective financial condition of borrowers, industry concentrations within the portfolio and general economic conditions, as well as any specifically identifiable problem loans. Based on the broad range of considerations listed above and peer industry data for comparable banks, management believes that the allowance is adequate. Additional increases in the dollar amount of the allowance for loan losses are expected in future periods due to anticipated growth in the loan portfolio. Total charge-offs in 2004 were $13,178. The Bank did not have any charge-offs prior to 2004. To-date the Bank has not had any loans past due over 90 days or restructured. At December 31, 2004, and 2003, the recorded investment for loans for which impairment has been recognized was $289,382 and $163,670 respectively. The allowance related to impaired loans at December 31 was $50,000 in 2004 and 2003.

Management believes the allowance for loan loss accounting is critical to the portrayal and understanding of our financial condition and results of operations. As such, selection and application of this "critical accounting policy" involves judgments, estimates and uncertainties that are susceptible to change. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

Net premises and equipment at December 31, 2004 was $5,602,767 and $5,663,967 in 2003. The Company's headquarters was purchased for $2,200,000 in April 2002. The Bank occupied the building in mid-February 2003. The Bank occupies approximately 14,000 square feet of the 40,000 square foot building and leases the remainder of the building to other businesses. In November 2002, the Bank sold a lot on which it had originally planned to build its headquarters for $577,775.

Deposits were $149,746,901 at December 31, 2004 and $115,506,504 at December 31, 2003 reflecting an increase of $34,240,397 or 29.6%. Non-interest bearing deposits decreased slightly to $13,427,677 from the $13,471,364 reported at December 31, 2003. The bulk of the growth came in the form of Certificates of deposit and money market accounts. Certificates of deposit increased $25,221,981 or 51.8% over the year ended December 31, 2003. Money market accounts increased 95.4% or $10,047,994 over the amount reported at December 31, 2003. The increase in money market accounts is largely attributable to the offering of a new product introduced late in 2003, targeting high balance customers. Time deposits of $100,000 or more were $58,665,338 at December 31, 2004 compared to $37,341,564 at December 31, 2003. Public funds included in time deposits of $100,000 or more at year-end were $32,297,437 in 2004 and $28,589,678 in 2003. Other time deposits were $15,288,252 and $11,390,045 at December 31, 2004 and 2003, respectively. Attracting new retail time deposits continues to be a challenge.

At December 31, 2004 the Bank had outstanding borrowings totaling $500,000 from the FHLB to cover short-term funding needs. The Bank had no borrowings at December 31, 2003.

Total stockholders' equity at December 31, 2004 was $14,945,733 compared to $13,180,875 in 2003. Stockholders' equity increased during 2004 due to the Company's net income of $818,423 and net proceeds of $1,016,810 from the sale of 83,375 shares of the Company's common stock.

Results of Operations

The Company's net income for the years ended December 31 was $818,423 in 2004, and $301,694, in 2003. The major components of income and expense giving rise to net income in each period are discussed in the following paragraphs.

Interest income for the year ended December 31, 2004 was $7,009,277 compared to $5,053,767 for the year ended December 31, 2003, an increase of $1,955,510 or 38.7%. Interest income was earned primarily on loans, which represented 90.0 % of total interest income in both 2004 and 2003. Interest and fees on loans was $6,306,310 for the year ended December 31, 2004 an increase of $1,755,914 or 38.6% over the same period in 2003. The increase is attributable to an increase in average loans outstanding of $32,068,103 and several prime rate increases totaling 1.25%. Average outstanding investments increased $4,434,161, which resulted in an increase in interest on investments of $174,913 or 38.6% over the year ended December 31, 2003. Interest expense for the year ended December 31, 2004 was $2,311,596 an increase of $301,840 over the $2,009,756 reported in 2003. Net interest income for 2004 was $4,697,681 compared to $3,044,011, in 2003. Net interest income expressed as a percentage of average earning assets for the year was 3.38% in 2004 and 2.98% in 2003. Over 79% of the Bank's loan portfolio is floating rate loans, thus the recent prime rate increases have had a positive effect on the net interest margin. The average balances of fixed rate time deposits represented 49.4% and 45.4% of average interest bearing liabilities in 2004 and 2003, respectively.

The provision for loan losses for the year ended December 31, 2004 was $630,679 compared to $351,500 for the year ended December 31, 2003. The ratio of the allowance for loan losses to loans at December 31, 2004 and 2003 was 1.54% and 1.51%, respectively. Total charge-offs in 2004 were $13,178 or .01% of average loans outstanding. There were no charge-offs prior to 2004. There were no loans past due 30 days or more at December 31, 2004 or 2003, except one loan at December 31, 2004 that is in the process of collection of a guarantee from the Small Business Administration.

Other income was $843,066 for the year ended December 31, 2004 and $625,688 for the year ended December 31, 2003. Gains on the sale of residential real estate loans originated by the Bank and sold in the secondary market were $387,765 in 2004 and $393,349 in 2003. Service charges on deposit accounts were $111,301 in 2004 and $72,051 in 2003. The $39,250 increase in 2004 service charges compared to 2003 is attributable to an increase in the number of accounts and a change in the Bank's service charge structure. While the Bank has developed a strategy of charging lower fees on deposit accounts than its competitors to attract both retail and business customers, management periodically reviews all fees and service charges making adjustments where appropriate.

Other expense was $4,091,645 for the year ended December 31, 2004 and $3,016,505 for the year ended December 31, 2003, an increase of $1,075,140. The largest component of other expense in each year was salaries and benefits, which was $2,215,145 in 2004 and $1,749,234 in 2003. At December 31, 2004 the Bank had 34 full time equivalent employees compared to 30 at the same date in the prior year. The increase in staff was necessary to support the Bank's growth in loans and deposits. Occupancy and equipment costs are the Bank's second largest expense and were $441,282 for the year ended December 31, 2004 and $327,404 for 2003. These expenses were incurred to operate the Bank's two banking facilities. Data processing expense was $251,282 in 2004 and $216,281 in 2003. The Bank uses a service bureau for its core data processing; therefore, data processing expense increases proportionately with increases in the number of accounts and transactions processed.

Legal and professional fees consist of legal, auditing, and regulatory examination fees. Legal and professional fees were $352,399 in 2004 and $206,037 in 2003. A large portion of this increase is related to the formation of the holding company and converting to a state charter.

The following table presents the average balance sheet and for each major earning asset and interest bearing liability category, its related interest income and yield or its expense and rate:

	Years ended December 31,					
	2004			2003		
	Average Balance	Interest Earned or Paid	Yield or Cost	Average Balance	Interest Earned or Paid	Yield or Cost
Interest bearing deposits	$ 2,085,656	$ 49,753	2.39%	$ 937,663	$ 20,386	2.17%
Federal funds sold	2,029,044	25,362	1.25%	2,681,789	30,046	1.12%
Securities - taxable	15,825,875	627,852	3.97%	11,391,714	452,939	3.98%
Loans (1)	119,091,442	6,306,310	5.30%	87,023,339	4,550,396	5.23%
Total earning assets	139,032,017	7,009,277	5.04%	102,034,505	5,053,767	4.95%
Allowance for loan losses	(1,789,993)			(1,286,371)		
Cash and due from banks	3,542,557			2,394,218		
Other assets	7,012,662			6,075,271		
Total assets	$ 147,797,243			$ 109,217,623		
Liabilities & Shareholders Equity						
Interest-bearing checking	$ 40,515,422	$ 842,236	2.08%	$ 36,868,993	$ 1,018,828	2.76%
Savings	3,107,772	18,062	0.58%	2,828,775	29,896	1.06%
Money market	15,653,308	259,143	1.66%	8,162,966	116,908	1.43%
Certificates of deposit	58,988,556	1,167,971	1.98%	39,846,833	842,460	2.11%
Federal funds purchased	262,052	5,431	2.07%	113,728	1,664	1.46%
FHLB advances	978,142	18,753	1.92%	-	-	-
Total interest bearing liabilities	$ 119,505,252	$ 2,311,596	1.93%	$ 87,821,295	$ 2,009,756	2.29%
Non-interest bearing checking	$ 14,011,123			$ 9,071,393		
Other liabilities	453,392			529,681		
Stockholders' equity	13,827,476			11,795,254		
Total liabilities & shareholders equity	$ 147,797,243			$ 109,217,623		
Net interest income		$ 4,697,681			$ 3,044,011	
Rate spread			3.11%			2.66%
Net interest income as a percent of average earning assets			3.38%			2.98%

(1) Interest income on loans includes net fees on loans of $232,291 in 2004 and $187,589 in 2003.

The following table illustrates the impact of changes in average balances of assets and liabilities and the yields earned or rates paid on net interest income.

Net Interest Income - Rate/Volume Analysis (1)

	2004 vs. 2003		
		Attributed to	
	Total Change	Volume	Rate
Interest bearing deposits	$ 29,367	$ 27,207	$ 2,160
Federal funds sold	(4,684)	(8,925)	4,241
Securities -taxable	174,913	175,916	(1,003)
Loans (2)	1,755,914	1,698,879	57,035
Total interest-earning assets	1,955,510	1,893,077	62,433
Interest-bearing checking	(176,592)	93,642	(270,234)
Savings	(11,834)	2,710	(14,544)
Money market	142,235	127,429	14,806
Certificates of deposit	325,511	382,006	(56,495)
Federal funds purchased	3,767	3,498	269
FHLB advances	18,753	18,753	
Total interest bearing liabilities	301,840	628,038	(326,198)
Net Interest Income	$ 1,653,670	$ 1,265,039	$ 388,631

(1) The variance not solely related to rate or volume is allocated proportionately to the calculated rate and volume variances.

(2) Includes net fees on loans of $232,291 in 2004 and $187,589 in 2003.

The following tables present summarized quarterly data for the periods described.

2004	**Quarters Ended March 31**	**June 30**	**September 30**	**December 31**
Interest income	**$ 1,493,146**	**$ 1,605,045**	**$ 1,814,988**	**$ 2,096,097**
Interest expense	**485,287**	**518,900**	**610,616**	**696,794**
Net interest income	**1,007,859**	**1,086,145**	**1,204,372**	**1,399,303**
Provision for loan losses	**140,000**	**119,179**	**207,000**	**164,500**
Net interest income after provision for loan losses	**867,859**	**966,966**	**997,372**	**1,234,803**
Net gains on sale of securities	**7,215**	**-**	**-**	**-**
Other income	**147,053**	**213,354**	**200,892**	**274,553**
Other expense	**901,780**	**1,019,848**	**1,016,303**	**1,153,713**
Income before income taxes	**120,347**	**160,472**	**181,961**	**355,643**
Income taxes	**-**	**-**	**-**	**-**
Net income	**$ 120,347**	**$ 160,472**	**$ 181,961**	**$ 355,643**
Basic earnings per share	**$ 0.08**	**$ 0.11**	**$ 0.12**	**$ 0.22**
Diluted earnings per share	**$ 0.08**	**$ 0.10**	**$ 0.11**	**$ 0.22**

2003	Quarters Ended March 31	June 30	September 30	December 31
Interest income	$ 1,167,783	$ 1,217,803	$ 1,279,300	$ 1,388,881
Interest expense	477,078	498,428	496,642	537,608
Net interest income	690,705	719,375	782,658	851,273
Provision for loan losses	50,000	78,000	78,500	145,000
Net interest income after provision for loan losses	640,705	641,375	704,158	706,273
Net gains on sale of securities	-	-	14,988	-
Other income	100,611	232,671	148,670	128,748
Other expense	687,426	792,019	759,238	777,822
Income before income taxes	53,890	82,027	108,578	57,199
Income taxes	-	-	-	-
Net income	$ 53,890	$ 82,027	$ 108,578	$ 57,199
Basic earnings per share	$ 0.05	$ 0.06	$ 0.07	$ 0.04
Diluted earnings per share	$ 0.05	$ 0.06	$ 0.07	$ 0.04

Liquidity and Capital Resources

The Bank's strategy is to fund loan growth by obtaining deposits primarily from its local market; however, the Bank may seek a limited amount of deposits from outside its market area or from brokers from time to time to meet short term or special liquidity requirements. These deposits are typically acquired solely on the basis of price and therefore are more prone to be withdrawn upon changes in interest rates than deposits from customers in the Bank's geographical area. The Bank obtains public funds deposits from public entities located in its local market area. These deposits are acquired through a competitive bidding process and are also more rate sensitive than retail deposits. Public funds deposits were $33,616,588 and $29,637,901 at December 31, 2004 and 2003, respectively.

The Bank intends to maintain liquid assets equal to at least 10% of its total assets. Liquidity is maintained in the form of Federal funds sold and that portion of the securities portfolio which is available for sale. The Bank's liquidity ratio was 11.1% at December 31, 2004 and 15.4% at December 31, 2003. The Bank also maintains contingent sources of liquidity in the form of federal funds lines with other banks. At December 31, 2004 and 2003 the Bank had available federal funds lines of approximately $9,316,000 and $8,571,000, respectively. In addition, the Bank is a member of the Federal Home Loan Bank of Indianapolis ("FHLB"). As a FHLB member the Bank has the ability to borrow from the FHLB on a secured basis. At December 31, 2004, based on collateral, the Bank had borrowing capacity of $7,869,973. The Bank can increase its borrowing capacity at the FHLB by pledging additional assets, such as investment securities, to the FHLB. At December 31, 2004 the Bank had $500,000 in short-term borrowings from the FHLB.

Certificates of deposit maturing within one year, including brokered deposits and public funds, were $63,294,691 at December 31, 2004 and $42,008,946 at December 31, 2003. Management believes that a significant portion of these deposits will be retained by the Bank. The Bank anticipates that it will have sufficient funds available to fund current loan commitments.

The following table summarizes significant contractual obligations and other commitments as of December 31, 2004:

Year ended	Amount
December 31, 2005	$ 63,294,691
December 31, 2006	9,106,246
December 31, 2007	1,261,444
December 31, 2008	280,209
December 31, 2009	11,000
	$ 73,953,590

Commitments to fund loans	$ 18,275,655

Shareholders' equity totaled $14,945,733 or 9.0% of total assets at December 31, 2004 and $13,180,875 or 10.2% of total assets at December 31, 2003. The accumulated other comprehensive income component of shareholders' equity, consisting of unrealized gains or losses on securities available for sale, net of tax, was $(47,073) at December 31, 2004 and $23,302 at December 31, 2003.

The Bank's cash flows are composed of three classifications: cash flows from operating activities, cash flows from investing activities and cash flows from financing activities. Net cash provided by (used in) operating activities was $1,660,524 for the year ended December 31, 2004 and $837,586 for the year ended December 31, 2003. Net cash used in investing activities for the years ended December 31, 2004 and 2003 were $39,193,966 and $31,766,120, respectively. The principal use of cash in investing activities in 2004 and 2003 was to fund the growth of the loan and investment portfolio. Net cash flow from financing activities was $35,757,207 for the year ended December 31, 2004 compared to $31,924,069 for the year ended December 31, 2003. The increase in net cash flows from financing activities for 2004 was principally due to the net increase in deposits, increase in other borrowed money and the proceeds from the sale of 83,375 shares of the Company's common stock.

Regulatory authorities require new banks to maintain a minimum tier 1 leverage ratio of 8% for the first three years of operations. At December 31, 2004 and 2003 the Bank's tier 1 leverage ratio was 9.1% and 10.6%, respectively. Based on the Bank's income and growth projections, management believes it will have adequate funds to meet its regulatory capital requirements through the fourth quarter of 2005.

On January 30, 2003, the Bank granted non-transferable rights to its shareholders of record as of January 27, 2003 to purchase up to 500,000 shares of the Bank's common stock at $10.75 per share. Each right entitled the shareholder to purchase 0.42966 shares of common stock. Shareholders who exercised all of their initial rights were entitled to purchase unsubscribed shares. The rights offering closed on May 16, 2003. Shareholders subscribed to purchase 335,334 shares providing additional capital of $3,554,255, (net proceeds).

In April 2002, the Bank purchased a building to be used as its headquarters for approximately $2,200,000. The Bank renovated approximately 14,000 square feet of the 40,000 square foot building for its use and currently leases the remainder to other tenants. The Bank commenced operations in the new facility on February 18, 2003.

Off-balance Sheet Arrangements

The Bank had outstanding commitments to fund loans including lines of credit of $19,560,097 and $18,144,987 at December 31, 2004 and 2003, respectively. The Bank had no commitments to purchase whole loans or loan participations at December 31, 2004 or 2003. The Bank's outstanding commitments for letters of credit was $1,284,442 at December 31, 2004 and $980,849 at December 31, 2003.

In the normal course of business, the Bank has entered into certain contractual obligations and other commitments. These obligations relate to the funding of operations through deposits and commitments to extend credit. Commitments to fund loans represent future cash requirements of the Bank, however, a significant portion of commitments to extend credit may expire without being drawn upon. The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.



Report of Independent Registered Public Accounting Firm

Board of Directors
American Community Bancorp
Evansville, Indiana

We have audited the accompanying consolidated balance sheets of American Community Bancorp (Company) (formerly Bank of Evansville N.A.) as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Community Bancorp as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Evansville, Indiana
February 18, 2005

At December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and due from banks	$ **3,412,850**	$ 4,862,221
Interest bearing balances with banks	**2,406,076**	2,454,940
Federal funds sold	**2,412,000**	2,690,000
Total cash and cash equivalents	**8,230,926**	10,007,161
Securities available for sale, at fair value	**13,602,753**	14,685,496
Nonmarketable equity securities	**677,000**	586,600
Loans, net of allowance for loan losses of $2,116,000 and $1,498,500	**135,471,122**	97,400,525
Premises and equipment	**5,602,767**	5,663,967
Accrued interest receivable	**588,296**	410,840
Bank owned life insurance	**1,031,662**	-
Other assets	**429,576**	198,164
Total assets	$ **165,634,102**	$ 128,952,753
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Deposits		
Non-interest bearing	$ **13,427,677**	$ 13,471,364
Savings, NOW and Money Market	**62,365,634**	53,303,531
Time deposit	**73,953,590**	48,731,609
Total deposits	**149,746,901**	115,506,504
Federal funds purchased & other borrowed funds	**500,000**	-
Accrued interest payable	**308,842**	128,966
Accrued expenses and other liabilities	**132,626**	136,408
Total liabilities	**150,688,369**	115,771,878
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 3,000,000 shares authorized; shares issued and outstanding 2004 - 1,582,417 and 2003 - 1,499,042 at amount paid in	**15,536,687**	14,519,877
Accumulated deficit	**(543,881)**	(1,362,304)
Accumulated other comprehensive income (loss)	**(47,073)**	23,302
Total shareholders' equity	**14,945,733**	13,180,875
Total liabilities and shareholders' equity	$ **165,634,102**	$ 128,952,753

See Accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Income

for the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Interest income:			
Interest and fees on loans	$ 6,306,310	$ 4,550,396	$ 3,853,403
Securities:			
U.S. government agencies and corporations	593,429	425,421	299,710
Other	34,423	27,518	22,407
Federal funds sold	25,362	30,046	45,942
Deposits with other banks	49,753	20,386	5,679
	7,009,277	5,053,767	4,227,141
Interest expense:			
Deposits	2,287,412	2,008,092	1,712,165
Federal funds purchased	5,431	1,664	407
FHLB Advances	18,753	-	-
	2,311,596	2,009,756	1,712,572
Net interest income	4,697,681	3,044,011	2,514,569
Provision for loan losses	630,679	351,500	407,500
Net interest income after provision for loan losses	4,067,002	2,692,511	2,107,069
Other income:			
Service charges on deposit accounts	111,301	72,051	39,040
Gain on sale of loans	387,765	393,349	190,534
Gain on sale of securities available for sale	7,215	14,988	12,815
Merchant processing fees	247,456	47,390	-
Other	89,329	97,910	22,020
	843,066	625,688	264,409
Other expense:			
Salaries and benefits	2,215,145	1,749,234	1,326,714
Occupancy and equipment	441,282	327,404	261,460
Marketing	96,345	79,217	63,756
Data processing	251,282	216,281	142,048
Supplies postage & printing	87,849	71,884	56,938
Legal and professional	352,399	206,037	177,190
Merchant processing expense	199,839	60,294	-
Other	447,504	306,154	224,863
	4,091,645	3,016,505	2,252,969
Income before income taxes	818,423	301,694	118,509
Income taxes	-	-	-
Net income	$ 818,423	$ 301,694	$ 118,509
Basic earnings per share	$ 0.54	$ 0.22	$ 0.10
Diluted earnings per share	$ 0.52	$ 0.22	$ 0.10

See Accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

for the years ended December 31, 2004, 2003 and 2002

	Common Stock	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance December 31, 2001	$ 5,818,540	$ 5,147,083	$ (1,782,507)	$ 18,118	$ 9,201,234
Reclassification of capital accounts as a result of the completion of the Reorganization between the Bank of Evansville N.A., Interim Bank of Evansville and American Community Bancorp, Inc.	5,147,083	(5,147,083)			-
Comprehensive income:					
Net income	-	-	118,509	-	118,509
Other comprehensive income, net of tax:					
Unrealized gains on securities available for sale arising during the period, net of tax of $77,039					117,454
Reclassification adjustment, net of taxes of $(5,076)					(7,739)
Other comprehensive income net of tax of $71,963				109,715	109,715
Comprehensive income					228,224
Balance December 31, 2002	10,965,623	-	(1,663,998)	127,833	9,429,458
Issuance of 335,334 shares of common stock, net of offering costs	3,554,254	-			3,554,254
Comprehensive income:					
Net income			301,694		301,694
Other comprehensive income, net of tax:					
Unrealized gains on securities available for sale arising during the period net of tax of $(62,626)					(95,480)
Reclassification adjustment, net of tax of $(5,937)					(9,051)
Other comprehensive income, (loss) net of tax of $(68,493)				(104,531)	(104,531)
Comprehensive income					197,163
Balance December 31, 2003	14,519,877	-	(1,362,304)	23,302	13,180,875

See Accompanying Notes to the Consolidated Financial Statements.

(Continued)

Consolidated Statements of Shareholders' Equity

for the years ended December 31, 2004, 2003 and 2002
(continued)

	Common Stock	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2003	$ 14,519,877	$ -	$ (1,362,304)	$ 23,302	$ 13,180,875
Issuance of 83,375 shares of common stock net of offering costs	1,016,810	-			1,016,810
Net income			818,423		818,423
Other comprehensive income, net of tax:					
Unrealized gains on securities available for sale arising during the period, net of tax of $43,301					(66,017)
Reclassification adjustment, net of tax $(2,857)					(4,358)
Other comprehensive income, (loss) net of tax $(46,158)				(70,375)	(70,375)
Comprehensive income					748,048
Balance December 31, 2004	**$ 15,536,687**	**$ -**	**$ (543,881)**	**$ (47,073)**	**$ 14,945,733**

See Accompanying Notes to the Consolidated Financial Statements.

for the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash Flows from Operating Activities			
Net income	$ **818,423**	$ 301,694	$ 118,509
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	**394,508**	336,755	212,107
Net amortization of premiums and discounts on securities	**42,408**	64,772	50,371
Provision for loan losses	**630,679**	351,500	407,500
Gain on sale of securities available for sale	**(7,215)**	(14,988)	(12,815)
Gain on sale of loans, net	**(387,765)**	(393,349)	(190,534)
(Increase) in accrued interest receivable and other assets	**(440,530)**	(120,968)	(228,139)
Increase (decrease) in accrued interest payable and other liabilities	**222,251**	(81,179)	170,216
Net cash provided by operating activities before loan origination and sales	**1,272,759**	444,237	527,215
Proceeds from sale of loans	**26,379,767**	29,370,049	14,388,804
Loans originated for sale	**(25,992,002)**	(28,976,700)	(13,957,245)
Net cash provided by operating activities	**1,660,524**	837,586	958,774
Cash Flows from Investing Activities			
Net increase in loans	**(38,701,276)**	(23,097,970)	(26,724,642)
Purchase of securities available for sale	**(3,744,062)**	(11,304,165)	(7,746,611)
Purchase of nonmarketable equity securities	**(90,400)**	(203,550)	(106,500)
Proceeds from sale of nonmarketable equity securities	-	-	57,250
Proceeds from calls and principal payments on securities available for sale	**3,417,865**	3,191,377	2,123,271
Proceeds from maturities of securities available for sale	**500,000**		
Proceeds from sale of securities available for sale	**757,215**	1,031,870	1,515,156
Proceeds from sale of land	-	-	577,775
Purchase of bank owned life insurance	**(1,000,000)**	-	-
Purchase of premises, equipment and leasehold expenditures	**(333,308)**	(1,383,682)	(3,539,155)
Net cash used in investing activities	**(39,193,966)**	(31,766,120)	(33,843,456)

See Accompanying Notes to the Consolidated Financial Statements.

(continued)

for the years ended December 31, 2004, 2003 and 2002
(Continued)

	2004	2003	2,002
Cash flows from financing activities			
Net increase in demand, NOW, money market and savings accounts	**9,018,416**	21,230,568	29,252,009
Net increase in time depoists	**25,221,981**	7,139,247	8,653,377
Increase in federal funds purchased and other borrowed money	**500,000**	-	-
Net proceeds from issuance of common stock	**1,016,810**	3,554,254	-
Net cash provided from financing activities	**35,757,207**	31,924,069	37,905,386
Net increase (decrease) in cash and cash equivalents	**(1,776,235)**	995,535	5,020,704
Cash and cash equivalents beginning of period	**10,007,161**	9,011,626	3,990,922
Cash and cash equivalents end of period	**$ 8,230,926**	$ 10,007,161	$ 9,011,626
Supplemental Disclosures of Cash Flow Information:			
Cash payments for:			
Interest paid to depositors	**$ 2,108,660**	$ 2,025,044	$ 1,663,200
Interest paid on other borrowings	**23,060**	1,664	407
Income taxes	**234,500**	19,000	-

See Accompanying Notes to the Consolidated Financial Statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of operations

On September 14, 2004, the Agreement and Plan of Reorganization (the "Reorganization Agreement") between American Community Bancorp, Inc. (the "Company"), Bank of Evansville, N.A. (the "National Bank"), and Interim Bank of Evansville (the "Interim Bank"), dated June 2, 2004, and approved at the Special Meeting of Shareholders of the National Bank held on July 27, 2004, became effective. Pursuant to the Reorganization Agreement, the National Bank was merged with and into the Interim Bank, and each outstanding share of common stock, $5.00 par value per share, of the National Bank was converted into one share of common stock, no par value, of the Company (the "Reorganization"). As a result of the Reorganization, the Interim Bank has become a wholly-owned subsidiary of the Company. Additionally, pursuant to the Reorganization Agreement, the name of Interim Bank has been changed to Bank of Evansville. The transaction was accounted for in a manner similar to a pooling of interests.

The Company provides a full range of banking services to individual and corporate customers in Vanderburgh County, Indiana, including Evansville and the surrounding areas in Southwestern Indiana through its wholly owned bank subsidiary, Bank of Evansville, (the "Bank"). The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products and services. Additionally, the Company and the Bank are subject to regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies, including the Indiana Department of Financial Institutions and the Board of Governors of the Federal Reserve System ("Federal Reserve").

The financial statements of the Company, have been prepared in conformity with accounting principles generally accepted in the United States of America and conform to the predominate practice in the banking industry.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

In preparing the accompanying financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates. Material estimates, which are particularly susceptible to significant change in the near term, include the fair value of securities available for sale and the determination of the allowance for loan losses.

Cash and cash equivalents

For purposes of reporting cash flows, cash equivalents are considered to consist of cash and due from banks including interest bearing balances and federal funds sold. Generally, federal funds are sold for one-day periods. Interest bearing balances with banks primarily consist of time deposits that have maturity dates of three months or less.

Securities available for sale

Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. The difference between fair value and amortized cost, adjusted for amortization of premium and accretion of discounts computed by the interest method over their contractual lives, results in an unrealized gain or loss. Unrealized gains or losses are reported as increases or decreases in accumulated comprehensive income, net of the related deferred tax effect, as a part of shareholders' equity. Realized gains or losses from the sale of securities are determined using the specific identification method and are included in earnings.

Non-marketable equity securities

Non-marketable equity securities, including the Bank's required investment in the capital stock of the Federal Reserve Bank and the Federal Home Loan Bank of Indianapolis, are carried at cost, as fair values are not readily determinable.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at the amount of unpaid principal, reduced by net deferred fees and an allowance for loan losses.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan yields. The Bank is generally amortizing these amounts over the contractual life.

Interest is accrued daily on the outstanding balances. For impaired loans, accrual of interest is discontinued on a loan which management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Interest income is subsequently recognized only to the extent cash payments are received and principal is considered fully collectible.

The Bank determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection.

All interest accrued but not collected for loans that are placed on non-accrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is impaired when it is probable, based on current information and events, the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured on an individual basis for commercial and constructions loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosure.

Allowance for loan losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Due to the fact that the Bank's loan portfolio is not seasoned, historical loss experience is not as meaningful to management's estimation process. Therefore, management has been relying heavily on peer group averages for loss experience until such time that the Bank's actual loss experience becomes more relevant. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Premises and equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. Management periodically reviews the carrying value of its long-lived assets to determine if impairment has occurred or whether changes in circumstances have occurred that would require a revision to the remaining useful lives of those assets. In making such determination, management evaluates the performance, on an undiscounted basis, of the underlying operations or assets which give rise to such amounts.

Deferred income taxes

Deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Stock-based employee compensation

The Company has a stock-based employee compensation plan, a stock-based Director compensation plan and has also granted warrants to purchase common stock to members of the Company's Board of Directors who were organizers of the predecessor to the Company, Bank of Evansville, N.A. The Company's shareholders approved the directors' stock option plan in 2003. These warrants and options are more fully discussed in Note 13 to the Company's financial statements. As permitted under accounting principles generally accepted in the United States of America, grants of options under the plans are accounted for under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Because options granted under the plans had an exercise price equal to market value of the underlying common stock on the date of grant, no stock-based compensation cost is included in determining net income. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	Years Ended December 31,		
	2004	2003	2002
Net income, as reported	**$ 818,423**	$ 301,694	$ 118,509
Deduct total stock-based compensation expense determined under the fair value method for all awards, net of income taxes	**243,184**	240,844	194,649
Pro forma net income (loss)	**$ 575,239**	$ 60,850	$ (76,140)
Basic earnings per share:			
As reported	**$ 0.54**	$ 0.22	$ 0.10
Pro forma	**$ 0.38**	$ 0.04	$ (0.07)
Diluted earnings per share			
As reported	**$ 0.52**	$ 0.22	$ 0.10
Pro forma	**$ 0.36**	$ 0.04	$ (0.06)

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. In management's opinion, such valuation models may not necessarily provide the best single measure of option value.

The fair value of the stock options granted has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions.

	2004	2003	2002
Number of options granted	**24,000**	207,000	None
Risk free interest rate	**3.93%**	4.09%	
Expected life, years	**10**	9.5	
Expected volitility	**14.00%**	13.83%	
Expected dividend yield	**1.25%**	0.00%	
Estimated fair value per option	**$ 3.10**	$ 2.91	

Earnings per share

Basic earnings per share (EPS) is computed as net income available to common stockholders divided by the weighted average common shares outstanding. Diluted earnings per share considers the potential dilutive effects of the exercise of the outstanding stock options under the Company's stock option plans.

	Year Ended December 31,		
	2004	2003	2002
Net income available to common shareholders	**$ 818,423**	$ 301,694	$ 118,509
Basic potential common shares:			
Weighted average shares outstanding	**1,527,058**	1,371,208	1,163,708
Diluted potential common shares:			
Stock options and stock warrants equivalents	**55,647**	13,074	11,396
Diluted average shares outstanding	**1,582,705**	1,384,282	1,175,104
Basic earnings per share	**$ 0.54**	$ 0.22	$ 0.10
Diluted earnings per share	**$ 0.52**	$ 0.22	$ 0.10

Segment reporting

Management views the Company as one operating segment, therefore, separate reporting of financial segment information is not considered necessary. Management approaches the Company as one business enterprise which operates in a single economic environment since the products and services, types of customers and regulatory environment all have similar characteristics.

Impact of New Financial Accounting Standards

In December, 2004, the Financial Accounting Standards Board (FASB) issued an amendment to SFAS 123 *Accounting for Stock-Based Compensation* (SFAS 123R) which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and generally requires that such transactions be accounted for using a fair value-based method. SFAS 123R will be effective for the Company beginning January 1, 2006. SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date as well as for the unvested portion of awards existing as of the effective date. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date.

As of the required effective date, the Company will apply SFAS 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the required effective date, a company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS 123.

Management is currently evaluating the effect of the recognition and measurement provisions of SFAS 123R and currently believes the adoption of SFAS 123R will result in a material impact on the Company's results of operations, based upon the information and calculations as currently disclosed in Note 1 to the consolidated financial statements.

Note 2. Cash and Due From Banks

The Bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are non-interest bearing and unavailable for investment purposes. The reserve balances at December 31, 2004 and December 31, 2003, were $1,353,000 and $1,172,000, respectively.

The Bank maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts. The Bank believes it is not exposed to any significant credit risk.

Note 3. Securities

The amortized cost and fair value of securities available for sale follow:

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U. S. government agencies and corporations	$ 10,753,504	$ 27,017	$ (64,119)	$ 10,716,402
Mortgage-backed securities	2,927,197	7,722	(48,568)	2,886,351
Total	$ 13,680,701	$ 34,739	$ (112,687)	$ 13,602,753

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U. S. government agencies and corporations	$ 11,030,515	$ 123,451	$ (54,435)	$ 11,099,531
Mortgage-backed securities	3,616,396	9,835	(40,266)	3,585,965
Total	$ 14,646,911	$ 133,286	$ (94,701)	$ 14,685,496

The amortized cost and fair value of securities available for sale at December 31, 2004, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because the mortgage underlying the securities may be prepaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Within one year	$ 1,013,277	$ 1,025,312
One to five years	5,496,055	5,463,533
Five to ten years	4,244,172	4,227,557
Mortgage-backed securities	2,927,197	2,886,351
	$ 13,680,701	$ 13,602,753

Gains and losses related to sales of securities are summarized as follows:

	Years Ended December 31,		
	2004	2003	2002
Gross security gains	$ 7,215	$ 14,988	$ 12,815
Gross security losses	-	-	-
Net security gains	$ 7,215	$ 14,988	$ 12,815

Tax expense of $2,857, $5,937 and $5,076 was recorded in connection with the sales of securities during 2004, 2003 and 2002, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2004 and 2003 were $7,483,320 and $6,014,478, which was approximately 55.0% and 41.0% of the Company's available-for-sale investment portfolios. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates and information from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004 and 2003.

	December 31, 2004					
	Less than 12 Months		**12 Months or More**		**Total**	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U. S. government agencies and corporations	**$ 3,727,657**	**$ (22,869)**	**$ 1,458,750**	**$ (41,250)**	**$ 5,186,407**	**$ (64,119**
Mortgage-backed securities	**740,768**	**(13,260)**	**1,556,145**	**(35,308)**	**2,296,913**	**(48,568**
Total	**$ 4,468,425**	**$ (36,129)**	**$ 3,014,895**	**$ (76,558)**	**$ 7,483,320**	**$ (112,687**

	December 31, 2003					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U. S. government agencies and corporations	$ 3,196,798	$ (54,435)	$ -	$ -	$ 3,196,798	$ (54,435
Mortgage-backed securities	2,817,680	(40,266)	-	-	2,817,680	(40,266
Total	$ 6,014,478	$ (94,701)	$ -	$ -	$ 6,014,478	$ (94,701

Note 4. Loans

Major classifications of loans are as follows:

	December 31,	
	2004	2003
Real estate	**$ 8,542,368**	$ 9,103,307
Commercial	**39,160,512**	32,045,184
Commercial real estate	**76,425,494**	48,948,919
Consumer	**817,208**	930,292
Home equity	**12,662,756**	7,928,465
Other	**86,994**	17,936
	137,695,332	98,974,103
Net deferred loan fees, premiums and discounts	**(108,210)**	(75,078)
Allowance for loan losses	**(2,116,000)**	(1,498,500)
Loans, net	**$ 135,471,122**	$ 97,400,525

Activity in the allowance for loan losses was as follows:

	Years ended December 31,		
	2004	2003	2002
Balance, beginning of year	**$ 1,498,500**	$ 1,147,000	$ 739,500
Provision for loan losses	**630,679**	351,500	407,500
Loans charged to allowance	**(13,179)**	-	-
Loans recovered to allowance	**-**	-	-
Balance, end of year	**$ 2,116,000**	$ 1,498,500	$ 1,147,000

The following table presents data on impaired loans:

	December 31,		
	2004	2003	2002
Impaired loans for which an allowance has been provided	**$ 289,382**	$ 163,670	$ 199,389
Impaired loans for which no allowance has been provided	**-**	-	-
Total loans determined to be impaired	**$ 289,382**	$ 163,670	$ 199,389
Allowance for loan losses for impaired loans included in the allowance for loan losses	**$ 50,000**	$ 50,000	$ 50,000
Loans contractually past due 90 days or more and still accruing interest	**$ -**	$ -	$ -
Average recorded investment in impaired loans	**$ 476,275**	$ 186,886	$ 232,500
Interest income recognized from impaired loans	**$ 22,448**	$ -	$ -
Cash basis interest recognized from impaired loans	**$ 24,182**	$ 4,662	$ -

Loans contractually past due in excess of 90 days and loans classified as non-accrual are summarized as follows:

	December 31,		
	2004	2003	2002
Loans 90 days past due and still accruing	$ -	$ -	$ -
Non-accrual loans	-	163,670	199,389
	$ -	$ 163,670	$ 199,389

The loan portfolio includes a concentration of loans to lessors of residential and commercial properties amounting to approximately $38,046,000 and $24,972,000 at December 31, 2004 and 2003, respectively. These loans are secured by real estate owned by the borrowers and are expected to be repaid from the borrowers' cash flows or from the proceeds from the sale of selected assets of the borrowers. Management believes that as of December 31, 2004, the allowance for loan losses is adequate based on information currently available. However, a worsening or protracted economic decline in the area in which the Bank operates, particularly in the real estate industry, would increase the likelihood of additional losses due to credit and market risks and could create the need for additional reserves.

Note 5. Premises and Equipment

Premises and equipment consist of:

	December 31,	
	2004	2003
Land	**$ 701,060**	$ 701,060
Building and improvements	**4,606,408**	4,422,316
Equipment	**1,306,798**	1,169,427
	6,614,266	6,292,803
Accumulated depreciation	**(1,011,499)**	(628,836)
	$ 5,602,767	$ 5,663,967

The Bank leases space in its headquarters at 4424 Vogel Road to various businesses under several non-cancelable operating leases that expire over the next four years. These leases generally contain renewal options for periods ranging from one to five years. Rental income from these leases was $254,223 and $281,748 for the years ending December 31, 2004 and 2003, respectively and is reported as a reduction to occupancy and equipment expense in the Bank's income statements.

Future minimum lease payments under the operating leases discussed above are:

Year ending	Amount
December 31, 2005	$ 192,920
December 31, 2006	105,616
December 31, 2007	13,045
Total minimum lease payments	$ 311,581

Note 6. Deposits

At December 31, 2004, the scheduled maturities of time deposits are as follows:

Year ended	Amount
December 31, 2005	$ 63,294,691
December 31, 2006	9,106,246
December 31, 2007	1,261,444
December 31, 2008	280,209
December 31, 2009	11,000
	$ 73,953,590

Time deposits of $100,000 or more totaled $58,665,338 and $37,341,564 at December 31, 2004 and 2003, respectively. Also included in time deposits, are brokered deposits of $19,868,715 and $4,290,417 as of December 31, 2004 and 2003, respectively.

Note 7. Income Taxes

The provision for income taxes includes these components:

	2004	2003	2002
Taxes currently payable	**$ 247,218**	$ —	$ —
Deferred income taxes	**80,082**	146,859	15,880
Change in the deferred tax asset valuation allowance	**(327,300)**	(146,859)	(15,880)
Income tax expense	**$ —**	$ —	$ —

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	2004	2003	2002
Computed at the statutory rate (35%)	**$ 286,448**	$ 105,593	$ 41,478
Increase (decrease) resulting from			
State income taxes	**55,431**	24,334	6,548
Cash surrender value of life insurance	**(11,923)**	—	—
Changes in the deferred tax asset valuation allowance	**(327,300)**	(146,859)	(15,880)
Other	**(2,656)**	16,932	(32,146)
Actual tax expense	**$ —**	$ —	$ —

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2004	2003
Deferred tax assets		
Allowance for loan losses	$ 608,000	$ 421,254
Organizational and start up	91,251	157,775
Net operating loss carryforwards	—	27,506
Net deferred loan fees	42,862	29,738
Charitable contribution carryover	2,448	14,835
Unrealized loss on available-for-sale securities	30,876	—
Other	5,876	2,193
	781,313	653,301
Deferred tax liabilities		
Premises and equipment basis	(250,359)	(125,242)
Federal Home Loan Bank stock dividends	(7,605)	—
Prepaid expenses	(44,497)	—
Unrealized gains on available-for-sale securities	—	(15,283)
	(302,461)	(140,525)
Net deferred tax asset before valuation allowance	478,852	512,776

	2004	2003
Valuation allowance		
Beginning balance	(528,059)	(674,918)
Decrease during the period	327,300	146,859
Ending balance	(200,759)	(528,059)
Net deferred tax asset (liability)	$ 278,093	$ (15,283)

Note 8. Related Party Transactions

At December 31, 2004 and 2003, the Bank had loans outstanding to executive officers, directors, significant shareholders and their affiliates (related parties). In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

The aggregate amount of such loans, as defined, to such related parties was as follows:

	2004	2003
Balance, beginning of year	**$ 7,111,459**	$ 4,948,842
New loans	**5,949,706**	6,813,748
Repayments	**(6,402,063)**	(4,651,131)
Director changes	**-**	-
Balance, end of year	**$ 6,659,102**	$ 7,111,459

Deposits from related parties held by the Bank at December 31, 2004 and 2003 totaled $3,881,228 and $4,300,582, respectively.

Note 9. Employee Benefit Plans

The Bank adopted a contributory Simple IRA plan on July 2, 2001 covering substantially all of its employees. Participants may contribute up to $9,000 in 2004, $8,000 in 2003 and $7,000 in 2002 of their compensation to the plan. The Bank matches 100% of employee contributions up to 3% of the employee's compensation. The Bank contributed $44,573, $30,819 and $24,272 to the Simple IRA plan for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 10. Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Bank meets all capital adequacy requirements to which it is subject.

As a new bank, the regulatory authorities required the Bank to maintain a minimum Tier 1 leverage ratio of 8% for its first three years of operation. In addition, as a condition to the conversion to an Indiana State banking charter, the Bank must maintain a minimum Tier 1 leverage ratio of 8% for a period of two years after the effective date of reorganization. The Company is also prohibited from paying dividends in excess of the current year's net income plus net income retained from the previous two years without regulatory approval. As of December 31, 2004, payment of dividends by the Company would require the approval of its primary regulator, the Federal Reserve.

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004						
Total Capital (to Risk Weighted Assets)	**$ 16,681,084**	**12.1%**	**$ 11,057,873**	**8.0%**	**$ 13,822,341**	**10.0%**
Tier I Capital (to Risk Weighted Assets)	**$ 14,948,499**	**10.8%**	**$ 5,528,937**	**4.0%**	**$ 8,293,405**	**6.0%**
Tier I Capital (to Average Assets)	**$ 14,948,499**	**9.1%**	**$ 6,543,985**	**4.0%**	**$ 8,179,981**	**5.0%**

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Total Capital (to Risk Weighted Assets)	$ 14,473,294	13.8%	$ 8,405,985	8.0%	$ 10,507,482	10.0%
Tier I Capital (to Risk Weighted Assets)	$ 13,157,574	12.5%	$ 4,202,993	4.0%	$ 6,304,489	6.0%
Tier I Capital (to Average Assets)	$ 13,157,574	10.6%	$ 4,971,225	4.0%	$ 6,214,031	5.0%

Note 11. Fair Value of Financial Instruments

Following are disclosures of the estimated fair value of the Bank's financial instruments. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop estimates of fair value. Accordingly, the estimates of fair value presented are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used by the Bank in estimating the fair value of its financial instruments:

Cash, due from banks and federal funds sold: The carrying amounts reported in the balance sheet for cash and due from banks approximate their fair values. The carrying amount of federal funds sold approximates its fair value.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of nonmarketable equity securities is used to approximate their fair values due to lack of available market prices of these securities. The carrying amount of accrued interest receivable approximates its fair value.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

Off-balance-sheet instruments: Fair values for the Bank's off-balance-sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of these items is not material.

Deposits: The fair values for demand deposits equal their carrying amounts, which represent the amount payable on demand. The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amount of accrued interest payable approximates its fair value.

The estimated fair values of the Bank's financial instruments are as follows:

	December 31, 2004		December 31, 2003	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	**$ 3,412,850**	**$ 3,412,850**	$ 4,862,221	$ 4,862,221
Interest bearing balances with banks	**2,406,076**	**2,406,076**	2,454,940	2,454,940
Federal funds sold	**2,412,000**	**2,411,546**	2,690,000	2,690,000
Securities available for sale	**13,602,753**	**13,602,753**	14,685,496	14,685,496
Nonmarketable equity securities	**677,000**	**677,000**	586,600	586,600
Loans	**135,471,122**	**135,304,617**	97,400,525	98,389,315
Accrued interest receivable	**588,296**	**588,296**	410,840	410,840
Bank owned life insurance	**1,031,662**	**1,031,662**	-	-
Financial Liabilities:				
Deposits	**149,746,901**	**149,761,140**	115,506,504	115,395,184
Accrued interest payable	**308,842**	**308,842**	128,966	128,966

In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

Note 12. Commitments, Contingencies and Credit Risk

In the normal course of business, there are outstanding various contingent liabilities such as claims and legal actions, which are not reflected in the financial statements. In the opinion of management, no material losses are anticipated as a result of any currently outstanding actions or claims.

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The following table summarizes commitments to extend credit and letters of credit at December 31, 2004 and 2003:

As of December 31, 2004	Variable Rate Commitments	Fixed Rate Commitments	Total Commitments	Range of Rates on Fixed Rate Commitments
Commitments to extend credit	**$ 17,072,809**	**$ 1,202,846**	**$ 18,275,655**	**3.48% - 7.25%**
Letter of Credit	**1,284,442**		**1,284,442**	

As of December 31, 2003	Variable Rate Commitments	Fixed Rate Commitments	Total Commitments	Range of Rates on Fixed Rate Commitments
Commitments to extend credit	$ 16,673,693	$ 1,471,294	$ 18,144,987	4.00% - 7.75%
Letter of Credit	980,849		980,849	

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments are generally at variable interest rates and generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including bond financing and similar transactions, and primarily have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral, which may include accounts receivables, inventory, property and equipment, and income producing properties, to support those commitments if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Bank would be entitled to seek recovery from the customer. At December 31, 2004 and 2003, no amounts have been recorded as liabilities for the Bank's potential obligations under these guarantees.

The Bank does not engage in the use of interest rate swaps, or futures, forwards or options contracts.

Note 13. Stock Options

The Company has a stock option plan which provides for the grant of incentive stock options to employees as determined by the Compensation Committee. The Board of Directors has reserved 100,000 shares of common stock for issuance under the 2000 Stock Option Plan ("2000 Plan"). The options generally vest 33% per year over a three-year period beginning on the grant date.

The Company has also granted warrants to purchase common stock to those members of the Board of Directors who were also organizers of the predecessor to the Company, Bank of Evansville, N. A. Directors received warrants to purchase one share of common stock for every two shares purchased in the initial offering. The warrants vest 33% per year over a three-year period beginning on the grant date, and expire in 2011.

During 2003, the Company implemented a stock option plan for the benefit of its independent directors. A total of 168,000 shares of stock were reserved for grant under the 2003 Stock Option plan ("2003 Plan"). Options to purchase all 168,000 shares of stock were granted during 2003. The options granted pursuant to the 2003 Plan vest at the earlier of five years following the grant date or upon the achievement of certain performance-based conditions relating to the fair market value and the book value of the Company's common stock. Upon cessation of service as an independent director, unvested options under the 2003 Plan are forfeited by the director.

A summary of the status of the Company's stock option plans for the year ended December 31, 2004 and 2003 follows:

	2004		2003	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Fixed Options				
Outstanding beginning of year	**346,700**	**$ 10.33**	139,700	$ 10.00
Granted	**24,000**	**11.86**	207,000	10.55
Exercised	**-**		-	
Forfeited	**12,000**	**10.80**	-	
Outstanding end of year	**358,700**	**$ 10.55**	346,700	$ 10.33
Options exercisable at year-end	**152,700**	**$ 10.12**	93,134	$ 10.00
Weighted average fair value of options granted during the year		**$ 3.10**		$ 3.07

The options have exercise prices ranging from $10.00 per share to $13.12 per share and the weighted-average remaining contractual life of all options is 7.76 years.

Note 14. Rights Offering

On January 30, 2003, the predecessor to the Company granted non-transferable rights to its shareholders of record as of January 27, 2003 to purchase up to 500,000 shares of common stock at $10.75 per share. Shareholders were granted one right for each share owned as of the record date. Each right entitled the shareholder to purchase 0.42966 shares of common stock. The rights offering closed on May 16, 2003. Shareholders purchased 335,334 shares providing additional capital of $3,554,254, net of offering costs.

Note 15. Shareholder Equity Transactions

On June 30, 2004, the Company and German American Bancorp entered into an agreement pursuant to which German American Bancorp agreed to purchase from the Company 83,375 shares of authorized but unissued common stock of the Company for a purchase price of $12.25 per share, net of brokerage commissions. The stock purchase by German American Bancorp was consummated on August 31, 2004, following regulatory approval.

Note 16. Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheet

	2004
Assets	
Cash and due from banks	$ 44,307
Investment in common stock of subsidiary	14,901,426
Total assets	$ 14,945,733
Liabilities – Other	$ —
Stockholders' Equity	14,945,733
Total liabilities and stockholders' equity	$ 14,945,733

Condensed Statement of Income

	2004
Income – Dividends from subsidiary	$ 65,000
Expenses – Other	20,693
Income Before Income Tax and Equity in Undistributed Income of Subsidiary	44,307
Income Tax Benefit	—
Income Before Equity in Undistributed Income of Subsidiary	44,307
Equity in Undistributed Income of Subsidiary	774,116
Net Income	$ 818,423

Condensed Statement of Cash Flows

	2004
Operating Activities	
Net income	$ 818,423
Items not providing cash	
Equity in undistributed income of subsidiary	(774,116)
Net cash provided by operating activities	44,307
Net Change in Cash and Cash Equivalents	44,307
Cash and Cash Equivalents at Beginning of Year	—
Cash and Cash Equivalents at End of Year	$ 44,307

Bank of Evansville Employees

Administration:	
Michael S. Sutton	*President and Chief Executive Officer*
John T. Lamb	*Executive Vice President and Chief Lending Officer*
Stephen C. Byelick, Jr.	*Chief Financial Officer and Secretary*
Linda S. Newman	*Cashier, Branch Administrator*
Donna K. McConnell	*Executive Assistant*
Commercial Banking:	
Steven L. Walker	*Senior Vice President, Manager*
Margaret N. Schnakenburg	*Assistant Vice President*
Tammy Luigs	*Assistant Vice President*
Jeffrey W. Johnson	*Assistant Vice President*
Rob Apple	*Assistant Vice President, Private Client Officer*
Kim Racey	*Manager, Merchant Services*
Randy Bowden	*Vice President, Credit Administration*
Kyle L. Johnson	*Credit Analyst*
Sherri Whitehouse	*Credit Administration Assistant*
Lisa Emory	*Loan Operations Supervisor*
Beth Mohr	*Loan Operations*
Mortgage Banking:	
Thomas R. Lampkins	*Vice President, Manager*
Patty Cummins	*Mortgage Loan Originator*
Diana Couch	*Mortgage Loan Originator*
Evie Barr	*Mortgage Loan Processor*
Retail Banking:	
Charleston Farber	*Assistant Vice President, Manager Vogel Road Banking Center*
Shannon Long	*Manager St. Joseph Avenue Banking Center*
Stacey Cartwright	*Client Relationship Banker*
Paula Cheek	*Client Relationship Banker*
Karen Jarboe	*Client Relationship Banker*
Shirley Mills	*Client Service Banker*
Leah Martin	*Client Service Banker*
Amy Foster	*Client Service Banker*
Shannon Faith	*Client Service Banker*
Sarah Giles	*Receptionist*
Operations:	
Karen Sosh	*Retail Operations Supervisor*
Stacy Falk	*Deposit Service Banker*
Kathy Culver	*Operations Assistant*
Vera Kisner	*Accounts Payable Processor, Proof Operator*
Barbara Bond	*Financial Reporting*
Ed Komuves	*Courier Driver*
Michael Mills	*Courier Driver*
Michael Benedict	*Courier Driver*

Market for Common Stock and Dividend Policy

As of December 31, 2004 the Company had approximately 236 stockholders of record. The Company has not declared a dividend on its common stock to-date. The Company intends to utilize earnings to increase available capital and does not expect to pay a dividend within the foreseeable future. The Company's common stock is traded on the over-the counter market and is quoted on the Nasdaq Bulletin Board under the symbol ACBP. Set forth in the table below is the high and low bid price for the common stock for each quarter in 2004 and 2003. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	2004		2003	
	High	Low	High	Low
Quarter ended:				
March 31	$12.50	$10.61	$11.35	$10.05
June 30	$13.00	$11.80	$11.24	$10.50
September 30	$13.95	$12.75	$11.98	$10.50
December 31	$13.25	$12.90	$11.85	$10.51

AMERICAN COMMUNITY

BANCORP

BANK *of* EVANSVILLE

www.BankEvansville.com

812-962-2265

East Side Office

424 Vogel Rd.

Evansville, IN 47715

West Side Office

530 N. St. Joseph Ave.

Evansville, IN 47712